Filed Pursuant To Rule 433
Registration No. 333-167132
July 27, 2010
Forward to a Colleague
With more than 800 choices, ETFs offer a low-cost, transparent solution for nearly any portfolio need. Sort through your options quickly and easily with our ETF Industry Guide — the only guide with the full lineup of virtually every ETF provider, with key facts about each fund, updated quarterly:
•	Fund name

•	Fund category

•	Ticker

•	Expense ratio

•	Net assets

•	Inception date

•	20-day average share volume

•	20-day average dollar volume
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Did You Know?
•	SPDR® Barclays Capital International Corporate Bond ETF [IBND] is the first and only ETF to cover international corporate bond markets. You wouldn’t think of building a portfolio without overseas equity funds. But if the fixed income side of your clients’ portfolios holds only US investments, are they truly diversified?

•	SPDR® Gold Shares [GLD] saw assets under management rise to over $50BN in June, fueled by inflows of more than $1.6BN during the month and $7.6BN year-to-date. Assets under management stand at $52.8BN with an average daily volume of more than $1.9BN1. For more information, including gold research and statistics, please visit www.spdrgoldshares.com.
At a Glance
See the entire SPDR® ETF lineup on one page, including ticker and expense ratio for each fund, with our SPDR ETF Quicksheet.
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[1]	Source: All data from SSgA Strategy and Research as of 6/30/2010.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.
Barclays Capital is a trademark of Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”) and has been licensed for use in connection with the listing and trading of the SPDR Barclays Capital ETFs. The products are not sponsored by, endorsed, sold or promoted by Barclays Capital and Barclays Capital makes no representation regarding the advisability of investing in them.
Bond funds contain interest rate risk (as interest rates rise bond prices usually fall), the risk of issuer default; issuer credit risk; liquidity risk; and inflation risk.
Foreign investments involve greater risks than U.S. investments, including political and economic risks and the risk of currency fluctuations.
Important Disclosure Regarding SPDR Gold Shares.
Shares (the “Shares”) of the SPDR® Gold Trust (the “Trust”) trade like stocks, are subject to investment risk and will fluctuate in market value. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. The Trust does not generate any income and as the Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time.
The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111
The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the Commodity Futures Trading Commission. Shareholders will not have the regulatory protections provided to investors in Commodity Exchange Act regulated instruments or commodity pools.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.
“SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations and important information that could affect investors’ rights are described in the prospectus for the applicable product.
Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs.
Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit www.spdrs.com. Read it carefully.
© 2010 State Street Corporation. All Rights Reserved.
State Street Global Advisors, One Lincoln Street, Boston, MA 02111.
Not FDIC Insured — No Bank Guarantee —May Lose Value
IBG-2223
Exp. Date: 10/20/2010

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.